March 4, 2020

Damon J. Audia
Chief Financial Officer
Kennametal, Inc
525 William Penn Place, Suite 3300
Pittsburgh, PA 15219

       Re: Kennametal, Inc
           Form 10-K for the Year Ended June 30, 2019
           Filed August 13, 2019
           Form 8-K Furnished on February 3, 2020
           File No. 001-05318

Dear Mr. Audia:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2019

Note 2. Summary of Significant Accounting Policies
Inventories, page 39

1. We note your reference to excess and obsolete inventory reserves here and the rollforward analysis in your Schedule II disclosures. Please clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and if so, explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC
      330-10-35-14. Otherwise, revise your disclosures regarding inventory reserves in future filings.
 Damon J. Audia
FirstName LastNameDamon J. Audia
Kennametal, Inc
Comapany NameKennametal, Inc
March 4, 2020
Page 2
March 4, 2020 Page 2
FirstName LastName
Note 11. Income Taxes, page 49

2. We note that you are currently litigating a tax matter with the Italian tax authority.
         Considering the potential significance, please tell us why you have not included a discussion of this matter in your financial statement footnotes disclosures or revise accordingly. We refer you to ASC 740-10-50-15(d).

Form 8-K Furnished on February 3, 2020

Exhibit 99.1, page 1

3. We note your discussion of the various factors impacting adjusted operating income, adjusted effective tax rate and free operating cash flows. Please revise to also include a discussion of the factors that impacted your GAAP measures with equal or greater prominence to the non-GAAP discussion. Refer to Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                               Sincerely,

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